Exhibit 99.1

FROM:	Kerzner International Limited
Paradise Island, The Bahamas

	Investor Contact: Omar Palacios	Media Contact: Lauren Snyder
	Tel: +1.242.363.6018	Tel: +1.242.363.6018
	Email: Omar.Palacios@kerzner.com	Email: Lauren.Snyder@kerzner.com

FOR IMMEDIATE RELEASE

KERZNER ANNOUNCES SECOND QUARTER RESULTS

•	2006 SECOND QUARTER DILUTED EPS OF $1.33 COMPARED TO $0.28 ACHIEVED LAST YEAR

•	2006 SECOND QUARTER ADJUSTED EPS OF $1.22 COMPARED TO $0.99 ACHIEVED LAST YEAR

PARADISE ISLAND, The Bahamas, August 24, 2006 - Kerzner International Limited (NYSE: KZL) (the “Company”), through its subsidiaries a leading international developer and operator of destination resorts, casinos and luxury hotels, today reported results for the second quarter of 2006. The Company reported net income in the quarter of $51.9 million, compared to net income of $10.5 million in the same period last year, resulting in diluted net income per share of $1.33 compared to diluted net income per share of $0.28 in the same period last year. Adjusted net income for the quarter was $47.6 million compared to $37.2 million in the same period last year. Adjusted net income per share in the quarter was $1.22 compared to $0.99 in the same period last year.

Destination Resorts

Atlantis, Paradise Island

Atlantis, Paradise Island reported net revenue and EBITDA in the quarter of $174.2 million and $64.8 million, respectively, as compared to $145.0 million and $53.7 million, respectively, in the same period last year. In the second quarter of 2005, the Company recorded a $4.8 million provision related to a claim from a supplier with respect to prior periods. This claim was subsequently resolved with the supplier. Excluding the effects of the claim, the year-on-year increase in EBITDA in the quarter would have been 11%.

EBITDA margin for the quarter was 37%, in line with the margin achieved in the same period last year.

Atlantis’s revenue per available room (“RevPAR”) for the quarter was $277 as compared to $256 during the same period last year. In the quarter, Atlantis achieved an average occupancy of 90% as compared to 87% in the same quarter last year and an average daily room rate (“ADR”) of $309 as compared to $294 in the same period last year.

The increase in net revenue in the quarter was driven primarily by higher occupancy as a result of the timing of Easter, which occurred in the second quarter this year. In the quarter, food and beverage revenue increased by 33% as compared to the same period last year. The growth in food and beverage revenue is primarily attributable to the July 2005 addition of the Marina Village at Atlantis, an approximately 75,000 square foot restaurant, retail and entertainment area next to the Marina at Atlantis that includes five new restaurants, and the opening of Nobu Atlantis in January, which is located adjacent to the Atlantis Casino.

At the Atlantis Casino, slot win and table win in the quarter increased by 5% and 3%, respectively, over the same period last year.

Construction of the $730 million Phase III expansion (“Phase III”) on Paradise Island is proceeding well, and completion of the 600-room, all-suite hotel, expanded water attractions and 100,000 square feet of additional group meeting space is expected in the first quarter of 2007.

The second phase of Harborside at Atlantis (“Harborside”), a timeshare joint venture between the Company and a subsidiary of Starwood Hotels & Resorts Worldwide, Inc., which consists of 116 two- and three-bedroom units and was completed in August of 2005, was 48% sold at the end of the quarter. In the quarter, the Company recognized $3.0 million of equity earnings, as compared to $5.4 million in the same period last year.

Construction of the 88-unit Ocean Club Residences & Marina condominium joint venture project is also proceeding well and was approximately 45% complete at the end of the quarter. The cost of this development, which is being financed primarily from pre-sales of units, is expected to be approximately $130 million and the joint venture has received deposits on 81 units since they went on the market in May 2005. The project, which comprises four 22-unit buildings, is expected to be completed in stages between January and May of 2007. The Company accounts for this joint venture under the equity method of accounting. In the quarter, the Company recognized $8.6 million of equity earnings, which have been excluded from adjusted net income and adjusted net income per share.

Construction of the Company’s joint venture with Turnberry Associates, The Residences at Atlantis, a 495-unit condo-hotel project, commenced in June. In July, the joint venture finalized documentation for a $277 million construction loan, which will be used to fund construction of and sales and marketing costs associated with the project. The Company currently has sales contracts and deposits on 179 units. The Company has consolidated

The Residences at Atlantis in its financial statements pursuant to Financial Accounting Standards Board (“FASB”) Interpretation No. 46(R) (“FIN 46R”), “Consolidation of Variable Interest Entities.” In the quarter, the Company recognized a net loss of $1.0 million, which was attributable mainly to the Company’s share of sales and marketing expenses, and which has been excluded from adjusted net income and adjusted net income per share.

Atlantis, The Palm, Dubai

The Company and Istithmar PJSC (“Istithmar”) have formed a joint venture to develop Atlantis, The Palm, Dubai (“Atlantis, The Palm”), the Company’s second Atlantis-branded resort, which will be situated at the center of the crescent of The Palm, Jumeirah on a 113-acre site. Phase I of this project is expected to include an approximately 1,500-room, five-star hotel, a 60-acre water park, an entertainment village and other amenities.

The development costs of the project are expected to be approximately $1.5 billion, including the cost of acquiring the 113-acre site on which the resort will be located. Construction has recently commenced, with completion scheduled for late 2008. The joint venture anticipates it will utilize approximately 86 acres in Phase I, leaving approximately 27 acres available for future development. Additionally, the joint venture has secured the right to reclaim an additional 125 acres of adjacent land should it be required for future phases of development.

This joint venture’s capital structure includes an equity investment of $200 million by each partner. The project financing, which has all been secured, consists of a $700 million senior first lien term loan facility and a $275 million second lien term loan facility.

The joint venture expects to complete the purchase of the 113-acre site on which the property will be located from the developer of The Palm, Jumeirah in exchange for a $118.75 million payment-in-kind note that will be subordinated to the first and second lien debt.

The Company has a long-term management agreement with the joint venture and is acting as the development manager for the project. This management agreement entitles the Company to receive a base management fee based on the resort’s gross revenue and an incentive management fee based on its operating income. The base management fee is subordinated to the senior debt facility.

The Company’s investment in Atlantis, The Palm is accounted for under the equity method of accounting. During the quarter, the Company recorded equity earnings of $1.1 million, which included $3.0 million related to an increase in the fair value of interest rate swap agreements partially offset by $1.9 million of pre-opening expenses. The joint venture terminated these agreements and entered into new agreements in the third quarter of 2006. These amounts have been excluded from adjusted net income and adjusted net income per share.

Morocco

In 2005, the Company entered into a joint venture agreement with Société Maroc Emirates Arabs Unis de Développement and Caisse de Dépôt et de Gestion, and into related development and long-term management agreements for the development and operation of a destination resort casino in Morocco, near Casablanca. Based on the updated preliminary designs for the project, the project cost is currently expected to total approximately $325 million.

The Company expects to proceed with the project, subject to obtaining satisfactory project financing. The Company has reduced its equity share of this project to 25%, having sold one half of its original holding to Nakheel Hotels & Resorts LLC, a company owned by the Royal Family of Dubai and an affiliate of Istithmar.

Gaming

Connecticut

For the second quarter, Mohegan Sun reported slot revenue of $227.7 million, up 3% over the same period last year. Slot win per unit per day was $404 for the quarter, a 4% increase over the same period last year. For the quarter, Mohegan Sun’s share of the Connecticut slots market was 52%.

Under a relinquishment agreement between Trading Cove Associates (“TCA”) and the Mohegan Tribe, TCA, an entity 50%-owned by the Company, receives payments from the Mohegan Tribal Gaming Authority of 5% of the gross operating revenues of Mohegan Sun. The Company recorded relinquishment and other fees from TCA of $10.2 million in the quarter as compared to $9.7 million in the same period last year.

BLB Investors, L.L.C.

The Company owns a 37.5% interest in BLB Investors, L.L.C. (“BLB”), a joint venture with Starwood Capital Group Global, L.L.C. and Waterford Group, L.L.C., and accounts for its investment in BLB under the equity method of accounting. On July 18, 2005, BLB completed a $470 million acquisition of the U.S. operations of Wembley plc, which included the Lincoln Park racino in Rhode Island and three greyhound tracks and one horse racing track in Colorado. BLB’s revenue and net income are driven primarily by Lincoln Park.

In the quarter, Lincoln Park reported net video lottery terminal (VLT) win of $83.5 million, a decrease of 3% over the same period last year. This decrease is associated with construction of the major expansion project at Lincoln Park, which caused the temporary loss of a significant portion of the facility’s parking capacity primarily in the second half of May and all of June, thus limiting the number of visitors to the facility. Lincoln Park achieved net terminal win per unit per day in the quarter of $255. BLB reopened the lost parking capacity in July, which has led to an improvement in results, and expects to add additional parking capacity over the course of the year as the expansion project proceeds.

In the quarter, Lincoln Park recorded VLT revenue of $23.5 million, which represented Lincoln Park's approximate 28% share of VLT win, as the balance of the gaming win is paid primarily to the State of Rhode Island in accordance with the terms of the long-term licensing agreement.

BLB operates Lincoln Park under a master video lottery contract with the State of Rhode Island that was authorized by legislation passed by the Rhode Island General Assembly. This contract allows BLB to increase the number of VLTs at Lincoln Park to 4,752. As of June 30, 2005, Lincoln Park had 3,602 VLTs in operation, which included 600 VLTs that were added to the facility in November 2005 as part of BLB’s planned redevelopment of Lincoln Park.

The balance of the expansion project includes the redevelopment of the existing grandstand area and the construction of a new facility that is expected to house at least 1,750 VLTs. The new facility will be located adjacent to the current facility and will contain new restaurant and entertainment areas and VLTs, some of which will be repositioned from the current facility. Upon completion of the redevelopment, Lincoln Park is expected to have 4,752 VLTs in operation.

Completion of the redevelopment project is expected in early 2007. Based on the most recent cost estimates, which indicate a significant rise in the total development costs of this project, BLB has amended certain terms of its credit facility thereby permitting it to increase its borrowings by $70 million. In connection with the amendment, the partners have recently contributed $25 million of additional equity to the joint venture, of which the Company’s 37.5% share was $9.4 million.

One&Only Resorts

The Company’s luxury resort segment, One&Only Resorts, reported net revenue of $46.7 million and EBITDA of $12.1 million in the quarter compared to net revenue of $36.1 million and EBITDA of $4.4 million in the same period last year. On a combined basis for the branded resorts, One&Only Resorts produced RevPAR of $383 in the quarter, a 25% increase over the same period last year. On the same basis, One&Only Resorts achieved second quarter average occupancy and ADR of 76% and $501, respectively, as compared to occupancy and ADR of 75% and $411, respectively, in the same period last year. The primary contributors to the increases in net revenue and EBITDA during the quarter were the strong performance of One&Only Palmilla and the inclusion of a full quarter’s results of One&Only Maldives at Reethi Rah, which opened in May 2005.

In the quarter, One&Only Palmilla achieved RevPAR of $635, a 21% increase over the same period last year. The resort achieved second quarter average occupancy and ADR of 88% and $718, respectively, compared to average occupancy and ADR of 87% and

$604, respectively, in the same period last year. EBITDA during the quarter was $7.3 million compared to $5.2 million in the same period last year.

During the quarter, the 130-room One&Only Maldives at Reethi Rah achieved EBITDA of $2.1 million compared to an EBITDA loss of $4.0 million in the same period last year. RevPAR in the quarter was $500. The resort achieved second quarter average occupancy and ADR of 68% and $736, respectively.

Although the Company does not have any equity ownership interest in Reethi Rah Resort Pvt Ltd (“Reethi Rah”), the entity that owns and operates One&Only Maldives at Reethi Rah, the Company has determined that Reethi Rah is a variable interest entity that is subject to consolidation in accordance with the provisions of FIN 46R. The Company has agreements with Reethi Rah that provide for operating loans, as well as management and development agreements. As of May 1, 2005, when the resort commenced operations, the Company became the primary beneficiary of Reethi Rah under FIN 46R, resulting in the consolidation of Reethi Rah’s financial statements into the consolidated financial statements of the Company. Accordingly, in the quarter, the Company recorded a net loss related to Reethi Rah of $2.4 million, which was after depreciation expense and net interest expense of $2.6 million and $1.9 million, respectively. If Reethi Rah realizes net income in the future, the Company will recognize up to $20.5 million, which includes $6.1 million of previously-absorbed losses and $14.4 million of interest, management and other fees due from Reethi Rah to the Company.

One&Only Ocean Club achieved second quarter RevPAR of $836, representing a 3% increase over the same period last year. In the quarter, the resort achieved average occupancy and second quarter ADR of 86% and $977, respectively, compared to average occupancy and ADR of 86% and $942, respectively, in the same period last year. EBITDA at the property was $3.6 million during the quarter as compared to $4.2 million in the same period last year, as one of the resort’s restaurants closed in the third quarter of 2005 and remains closed.

In April 2006, the Company entered into development and management agreements for a proposed 132-room hotel, One&Only Cape Town, a joint venture with South African partners, which is expected to be positioned at the highest end of the market in Cape Town, South Africa, on the Victoria & Alfred Waterfront. As currently contemplated, approximately ten of the rooms will be individually-owned condominium units that may be used in the hotel’s guest room inventory.

The development budget for this project is approximately $110 million. The Company has agreed to provide financing assistance in the form of shareholder loans, debt and guarantees, which, in the aggregate, total approximately $42 million, which should enable the project to secure financing for the proposed project. The joint venture holds a 50-year land lease over the site. The Company has a 20% equity interest in the joint venture.

The Company has determined that One&Only Cape Town is a variable interest entity that is subject to consolidation in accordance with the provisions of FIN 46R. Thus, in April 2006, when the Company made this determination, the Company became the primary beneficiary of One&Only Cape Town under FIN 46R, resulting in the consolidation of One&Only Cape Town’s financial statements into the consolidated financial statements of the Company.

During the quarter, the Company recorded pre-opening expenses of $1.7 million relating to One&Only Cape Town, which have been excluded from adjusted net income and adjusted net income per share. The joint venture currently has no owners’ equity capital balance, and in the absence of any increase to the owners’ equity in future periods, such losses will be reflected in the Company’s results of operations. If One&Only Cape Town realizes net income in the future, the Company will be credited to the extent losses were previously absorbed by the Company on behalf of One&Only Cape Town.

The Company expects to proceed with the project subject to obtaining financing and customary approvals.

Liquidity

At June 30, 2006, the Company held $136.3 million in cash and cash equivalents and restricted cash. This amount consisted of $130.2 million in cash and cash equivalents and $6.1 million in restricted cash. Restricted cash included $4.1 million of restricted cash at One&Only Palmilla.

Total interest-bearing debt at the end of the quarter was $865.4 million, comprised primarily of $400 million of 6 3/4% Notes due 2015, $230 million of 2.375% Convertible Senior Subordinated Notes due 2024, $69 million of borrowings on the Company’s $650 million Revolving Credit Facility, as well as $110 million of financing related to the One&Only Palmilla and approximately $51.9 million of non-affiliated debt associated with Reethi Rah. The non-affiliated debt associated with One&Only Palmilla and Reethi Rah is consolidated under FIN 46R.

In determining the credit statistics used to measure compliance with the Company’s financial covenants under this facility, the incremental debt and interest expense associated with the consolidation of Reethi Rah and the 50%-owned One&Only Palmilla and The Residences at Atlantis are excluded.

In the quarter, the Company incurred $117.5 million in capital expenditures, related primarily to Paradise Island, including capitalized interest of $4.6 million. In the third quarter of 2006, the Company expects to spend between $120 million and $140 million on Paradise Island capital expenditures.

In the quarter, the Company invested $57.0 million of equity in Atlantis, The Palm. The Company expects to invest approximately $56 million of equity in the project in the third quarter of 2006, which would fulfill the Company’s obligation to contribute $200 million to the joint venture.

As of June 30, 2006, shareholders’ equity was $1,276.1 million and the Company had approximately 36.7 million Ordinary Shares outstanding. During the quarter, the Company did not repurchase any Ordinary Shares under its share repurchase program, which was authorized in the third quarter of 2005. The Company currently has approximately 1.4 million shares remaining under this program.

Income Taxes

In the quarter, the Company recorded a net income tax benefit of $3.4 million, which represents a U.S. federal tax benefit and state and foreign income tax expenses. In the quarter, the Company paid cash taxes of approximately $1.9 million.

Share-Based Compensation

The Company adopted FASB Interpretation No. 123(R) “Share-Based Payment” on January 1, 2006 and recorded $3.4 million of share-based compensation expense during the quarter, $3.1 million of which was included in corporate expense in the accompanying condensed consolidated statements of operations. The majority of the remaining balance was included in selling, general and administrative expense in the accompanying condensed consolidated statements of operations. The Company did not recognize any share-based compensation expense in the second quarter of 2005.

In addition, the Company recorded $1.3 million and $0.9 million of compensation expense associated with restricted shares during the three months ended June 30, 2006 and 2005, respectively.

Recent Announcements

On May 1, 2006, the Company announced that an investor group led by the Company's Chairman, Sol Kerzner, and its Chief Executive Officer, Butch Kerzner, had amended the definitive agreement under which the investor group proposed to acquire the Company to increase the cash purchase price per ordinary share from $76.00 to $81.00 (the “Transaction”). As a result, the Company terminated the solicitation of superior proposals announced on March 20, 2006. The Company has agreed that the Transaction cannot be terminated prior to a stockholder vote without the consent of the investor group. In the event of the consummation of this Transaction, the Company would become a private company and its shares would cease trading on the New York Stock Exchange.

The investor group also includes Istithmar, which is an existing shareholder of the Company, Whitehall Street Global Real Estate Limited Partnership 2005, Colony Capital LLC, Providence Equity Partners, Inc. and The Related Companies, L.P., which is affiliated with one of the Company’s Directors.

The Board of Directors of the Company, upon the unanimous recommendation of a Special Committee of Directors formed to evaluate the terms of the Transaction, approved the revised terms of the merger agreement. The Special Committee of Directors, which includes representatives of two significant shareholders that are not affiliated with the investor group, negotiated the price and other terms of the revised merger agreement with the assistance of its financial and legal advisors.

The Transaction also requires approval of the merger agreement by the Company's shareholders. The Kerzners and Istithmar, which together own approximately 24% of the Company’s ordinary shares, have agreed to vote in favor of the Transaction. An extraordinary general meeting of the Company’s shareholders for the purpose of obtaining shareholder approval is scheduled for August 28, 2006. Assuming the receipt of shareholder approval, the Company intends to complete the Transaction as promptly as practicable following the meeting.

During the quarter, in connection with the Transaction, the Company incurred $1.2 million in transaction costs related primarily to financial and legal advisors of the Special Committee of Directors.

About The Company

Kerzner International Limited (NYSE: KZL), through its subsidiaries, is a leading international developer and operator of destination resorts, casinos and luxury hotels. The Company’s flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas - a unique property featuring three interconnected hotel towers built around a seven-acre lagoon and a 34-acre marine environment that includes the world's largest open-air marine habitat. The resort is also home to the largest casino in the Caribbean. Development of a major expansion on Paradise Island is currently underway and will include a 600-room, all-suite luxury hotel and a significant enhancement of Atlantis’s water-based attractions. Certain parts of this expansion have already opened, including the Marina Village at Atlantis, with the remaining elements expected to open by the second quarter of 2007. The Company is extending its Atlantis brand globally with the development of Atlantis, The Palm, Dubai, an approximately 1,500-room, water-themed resort expected to open in late 2008, currently being constructed on The Palm, Jumeirah, a multi-billion dollar leisure and residential development in Dubai. In its gaming segment, the Company developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. The Company is also a 37.5% owner of BLB Investors, L.L.C., which owns Lincoln Park in Rhode Island and pari-mutuel racing facilities in Colorado. In the U.K., the Company is currently developing a casino in Northampton and received a Certificate of Consent from the U.K. Gaming Board in 2004. In its luxury resort hotel business, the Company manages ten resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The

Bahamas, Mexico, Mauritius, the Maldives and Dubai. An additional One&Only property is currently in the planning stages in South Africa. For more information concerning the Company and its operating subsidiaries, visit www.kerzner.com.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company’s public filings with the U.S. Securities and Exchange Commission.

Investor inquiries regarding the Company should be directed to Omar Palacios at +1.242.363.6018. Media inquiries should be directed to Lauren Snyder at +1.242.363.6018.

Condensed Consolidated Statements of Operations, Reconciliation of Adjusted Net Income to U.S. GAAP Net Income, Reconciliation of EBITDA to U.S. GAAP Net Income, Summary Segment Data - Net Revenue, Summary Segment Data - EBITDA and Hotel Operating Performance Data are attached.

###

Kerzner International Limited
Condensed Consolidated Statements of Operations
(In thousands of U.S. dollars, except per share data)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2006	2005	2006	2005(1)
	(Unaudited)		(Unaudited)
Revenues:
Casino and resort revenues	$206,799	$170,082	$422,491	$358,786
Less: promotional allowances	(6,499)	(5,392)	(14,595)	(13,162)
Net casino and resort revenues	200,300	164,690	407,896	345,624
Tour operations	17,277	13,267	34,969	26,260
Management, development and other fees	4,410	3,270	11,218	9,456
Other	1,173	1,055	3,920	2,680
	223,160	182,282	458,003	384,020
Costs and expenses:
Casino and resort expenses	99,974	86,399	198,660	171,134
Tour operations	13,563	11,100	28,493	22,169
Selling, general and
administrative	36,546	32,531	77,969	64,699
Corporate expenses	15,031	11,257	30,821	20,197
Depreciation and amortization	20,712	17,492	41,172	33,176
Pre-opening expenses	3,277	1,256	5,784	1,748
Transaction costs	1,200	-	7,019	-
UK gaming write-off	-	-	-	11,179
Impairment of notes receivable	-	25,043	-	25,043
	190,303	185,078	389,918	349,345
Income (loss) from operations	32,857	(2,796)	68,085	34,675

Relinquishment fees - equity
in earnings of TCA	9,957	9,688	19,436	18,366

Other income (expense):
Interest income	1,899	2,568	3,726	4,789
Interest expense, net of
capitalization	(8,518)	(10,777)	(18,367)	(21,159)
Equity in earnings of associated companies	12,201	5,120	24,618	9,285
Other, net	6	6	12	12
Other income (expense), net	5,588	(3,083)	9,989	(7,073)

Income before provision for income taxes and minority and noncontrolling interests	48,402	3,809	97,510	45,968
Benefit for income taxes	3,431	1,814	5,315	110
Minority and noncontrolling interests	64	4,878	(2,255)	2,373

Net income	$51,897	$10,501	$100,570	$48,451

Diluted earnings per share	$1.33	$0.28	$2.60	$1.29

Weighted average number of shares outstanding - diluted	39,038	37,537	38,710	37,583

(1)	UK Gaming write-off has been revised for the prior period to include certain amounts previously included in corporate expenses.

Kerzner International Limited
Reconciliation of Adjusted Net Income to U.S. GAAP Net Income
(In thousands of U.S. dollars except per share data)
(Unaudited)

	For the Three Months Ended June 30,				For the Six Months Ended June 30,
	2006		2005		2006		2005
	$	EPS	$	EPS	$	EPS	$	EPS

Adjusted net income (1)	$47,627	$1.22	$37,194	$0.99	$98,540	$2.55	$86,815	$2.31
Pre-opening expenses (2)	(5,172)	(0.13)	(1,408)	(0.04)	(8,010)	(0.21)	(1,900)	(0.05)
Transaction costs (3)	(1,200)	(0.03)	-	-	(7,019)	(0.18)	-	-
UK gaming write-off (4)	-	-	-	-	-	-	(11,179)	(0.30)
Impairment of notes receivable (5)	-	-	(25,043)	(0.67)	-	-	(25,043)	(0.67)
Real estate income (6)	7,612	0.19	(242)	-	11,659	0.30	(242)	-
Harborside cumulative effect of change in accounting principle(7)	-	-	-	-	(1,755)	(0.05)	-	-
Share of income from Atlantis, The
Palm interest rate swaps (8)	3,030	0.08	-	-	7,155	0.19	-	-
Net income	$51,897	$1.33	$10,501	$0.28	$100,570	$2.60	$48,451	$1.29

(1)
Adjusted net income is defined as net income before pre-opening expenses, Transaction costs, UK gaming write-off, impairment of notes receivable, real estate income, Harborside cumulative effect of change in accounting principle and share of income from Atlantis, The Palm interest rate swaps.

Adjusted net income is presented to assist investors in analyzing the performance of the Company. Management considers adjusted net income to be useful for (i) valuing companies; (ii) assessing current results; and (iii) basing expectations of future results. This information should not be considered as an alternative to net income computed in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), nor should it be considered as an indicator of the overall financial performance of the Company. Adjusted net income is limited by the fact that companies may not necessarily compute it in the same manner, thereby making this measure less useful than net income calculated in accordance with U.S. GAAP.

(2)
Pre-opening expenses for the quarter and six months ended June 30, 2006 include costs incurred relating to the Phase III expansion on Paradise Island of $1.6 million and $4.1 million, respectively, and $1.7 million of costs incurred relating to One&Only Cape Town for the quarter ended June 30, 2006. Pre-opening expenses for the quarter and six months ended June 30, 2006 also include costs incurred relating to Atlantis, The Palm of $1.9 million and $2.2 million, respectively, which are included as equity in earnings of associated companies in the accompanying condensed consolidated statements of operations.

Pre-opening expenses for the quarter and six months ended June 30, 2005 represent $1.3 million and $1.7 million, respectively, of costs incurred relating to the Marina Village at Atlantis, which opened in the third quarter of 2005. Pre-opening expenses for the quarter and six months ended June 30, 2005 also include costs incurred relating to Atlantis, The Palm of $0.1 million and $0.2 million, respectively, which are included as equity in earnings of associated companies in the accompanying condensed consolidated statements of operations.

(3)
Transaction costs include legal costs and other professional fees incurred during the six months ended June 30, 2006 relating to the Special Committee to the Company’s Board of Directors’ consideration and subsequent acceptance of an offer to be acquired by an investor group led by the Company’s Chairman and Chief Executive Officer.

(4)
UK gaming write-off relates to all capitalized and deferred costs incurred for the planning and development of all of the Company’s proposed gaming projects in the United Kingdom (excluding costs associated with the Northampton project) that were expensed due to the passage of gaming reform legislation in April 2005 that was less favorable than the Company had previously anticipated. UK Gaming write-off has been revised for the prior period to include certain amounts previously included in corporate expenses.

(5)
For quarter ended June 30, 2005, the Company recorded an impairment of its subordinated notes receivable due from Reethi Rah, the entity which owns One&Only Maldives at Reethi Rah, after obtaining a third party valuation firm’s appraisal of the resort in connection with the consolidation of Reethi Rah under FIN 46R.

(6)
For the quarter and six months ended June 30, 2006, real estate income includes equity in earnings of $8.6 million and $12.4 million, respectively, associated with Ocean Club Residences & Marina and a loss of $1.0 million and $1.9 million, respectively, net of minority interest, associated with The Residences at Atlantis, two of the Company’s joint venture real estate-related projects on Paradise Island. For the six months ended June 30, 2006, real estate income also includes a $1.2 million gain resulting from the sale of real estate at Ocean Club Estates.

(7)
Effective January 1, 2006, Harborside adopted Statement of Financial Accounting Standards No. 152, “Accounting for Real Estate Time-Sharing Transactions,” which changed the timing for recognizing timeshare revenues, selling and product costs and maintenance fees for unsold timeshare inventory, as well as the recording of bad debts. As a result of adopting this new standard, Harborside recorded a one-time charge of $3.5 million during the six months ended June 30, 2006, which resulted in a $1.8 million one-time non-cash equity loss for the Company.

(8)
During the quarter and six months ended June 30, 2006, the Company recognized $3.0 million and $7.2 million, respectively, of equity earnings relating to its 50% share of income from the change in fair market value of interest rate swap agreements entered into by the joint venture developing Atlantis, The Palm. The joint venture terminated these swap agreements in the third quarter of 2006.

Kerzner International Limited
Reconciliation of EBITDA to U.S. GAAP Net Income
(In thousands of U.S. dollars)
(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2006	2005	2006	2005
EBITDA (1)	$77,088	$57,104	$162,743	$135,656
Share-based and restricted share
compensation expense	(4,659)	(907)	(9,562)	(1,790)
Depreciation and amortization	(20,712)	(17,492)	(41,172)	(33,176)
Pre-opening expenses	(5,172)	(1,408)	(8,010)	(1,900)
Transaction costs	(1,200)	-	(7,019)	-
UK gaming write-off	-	-	-	(11,179)
Impairment of notes receivable	-	(25,043)	-	(25,043)
Real estate income	6,640	(242)	9,759	(242)
Other income (expense), net	5,588	(3,083)	9,989	(7,073)
Equity in earnings of associated companies	(12,201)	(5,120)	(24,618)	(9,285)
Harborside cumulative effect of change in accounting principle	-	-	(1,755)	-
Share of income from Atlantis, The Palm interest rate swaps	3,030	-	7,155	-
Benefit for income taxes	3,431	1,814	5,315	110
Minority and noncontrolling interests	64	4,878	(2,255)	2,373
Net income	$51,897	$10,501	$100,570	$48,451

(1)
EBITDA is defined as net income before share-based and restricted share compensation expense, depreciation and amortization, pre-opening expenses, Transaction costs, UK gaming write-off, impairment of notes receivable, real estate income, other income (expense), net (excluding equity in earnings of associated companies before equity in earnings of Ocean Club Residences & Marina, Harborside cumulative effect of change in accounting principle, the Company’s share of income from Atlantis, the Palm interest rate swaps and the Company’s share of Atlantis, The Palm pre-opening expenses), benefit for income taxes and minority and noncontrolling interests.

Although EBITDA is not a measure of performance under U.S. GAAP, the information is presented because management believes it provides useful information for (i) valuing companies; (ii) assessing current results; and (iii) basing expectations of future results. This information should not be considered as an alternative to any measure of performance as promulgated under U.S. GAAP, nor should it be considered as an indicator of the overall financial performance of the Company. The Company’s method of calculating EBITDA may be different from the calculation used by other companies, therefore comparability may be limited.

Kerzner International Limited
Summary Segment Data - Net Revenue
(In thousands of U.S. dollars)
(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2006	2005	2006	2005
Destination Resorts (1):
Atlantis, Paradise Island
Rooms	$58,790	$53,399	$114,822	$109,109
Casino	34,468	32,760	78,471	77,832
Food and beverage	48,362	36,372	93,022	74,552
Other	24,896	16,847	46,982	34,749
	166,516	139,378	333,297	296,242
Promotional allowances	(6,499)	(5,392)	(14,595)	(13,162)
	160,017	133,986	318,702	283,080
Tour operations	13,252	9,923	23,332	17,229
Harborside fees	888	1,099	1,827	2,110
	174,157	145,008	343,861	302,419
Atlantis, The Palm development fees	915	95	1,215	296
	175,072	145,103	345,076	302,715

Gaming:
Connecticut fees	232	6	468	229

One&Only Resorts:
One&Only Ocean Club	12,100	12,452	25,053	25,724
One&Only Palmilla	18,332	16,317	40,043	34,885
One&Only Maldives at Reethi Rah	9,851	1,935	24,098	1,935
Other resorts (2)	2,375	2,070	7,708	6,821
Tour operations	4,025	3,344	11,637	9,031
	46,683	36,118	108,539	78,396

Other (3)	1,173	1,055	3,920	2,680

	$223,160	$182,282	$458,003	$384,020

(1)
Includes revenue from Atlantis, Paradise Island, Ocean Club Golf Course, the Company’s wholly-owned tour operator, PIV, Inc., marketing and development fee income from Harborside and development fee income from Atlantis, The Palm.

(2)	Includes management, marketing and development fees from the Company’s One&Only Resorts properties located in Mauritius, Dubai and the Maldives.

(3)
Includes revenue not directly attributable to Destination Resorts, Gaming or One&Only Resorts. Relinquishment fees - equity in earnings of TCA related to our Gaming segment are included as a separate component outside of income from operations in the accompanying condensed consolidated statements of operations.

Kerzner International Limited
Summary Segment Data - EBITDA
(In thousands of U.S. dollars)
(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2006	2005	2006	2005
Destination Resorts:
Atlantis, Paradise Island	$57,389	$45,165	$111,318	$102,330
Tour operations	3,557	2,080	6,023	3,774
Harborside fees	888	1,099	1,827	2,110
Harborside equity earnings	3,006	5,372	6,698	8,925
	64,840	53,716	125,866	117,139
Atlantis, The Palm	822	73	1,102	246
	65,662	53,789	126,968	117,385

Gaming:
Connecticut	9,957	9,694	19,436	18,595
United Kingdom	(629)	(1,280)	(3,823)	(1,770)
BLB	-	752	1,121	57
Other equity losses	(244)	(284)	(410)	(541)
	9,084	8,882	16,324	16,341

One&Only Resorts:
One&Only Ocean Club	3,642	4,192	8,553	9,360
One&Only Palmilla	7,323	5,198	16,893	14,043
One&Only Maldives at Reethi Rah	2,103	(4,037)	8,645	(4,037)
Other resorts (2)	2,375	2,070	7,708	6,821
Tour operations	147	69	436	291
Direct expenses	(3,314)	(2,829)	(6,824)	(6,789)
Other equity earnings (loss)	(224)	(250)	1,764	1,314
	12,052	4,413	37,175	21,003

Corporate and other(2)	(9,710)	(9,980)	(17,724)	(19,073)
	$77,088	$57,104	$162,743	$135,656

See definition and management’s disclosure regarding EBITDA in the accompanying reconciliation of EBITDA to U.S. GAAP net income.

(1)	Consists of management, marketing, development and other fees for operations located in Mauritius, Dubai and the Maldives.

(2)	Corporate and other represents corporate expenses not directly attributable to Destination Resorts, Gaming or One&Only Resorts.

(3)	Certain amounts for the 2005 periods have been reclassified to conform to the current periods’ presentation.

Kerzner International Limited
Hotel Operating Performance Data
(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2006	2005	2006	2005
Atlantis, Paradise Island:
Occupancy	90%	87%	88%	87%
ADR(1)	$309	$294	$314	$302
RevPAR(2)	$277	$256	$277	$262

One&Only Resorts(3):
Occupancy	76%	75%	83%	79%
ADR(1)	$501	$411	$548	$473
RevPAR(2)	$383	$307	$457	$374

One&Only Ocean Club:
Occupancy	86%	86%	86%	87%
ADR(1)	$977	$942	$1,042	$982
RevPAR(2)	$836	$811	$894	$851

One&Only Palmilla:
Occupancy	88%	87%	91%	87%
ADR(1)	$718	$604	$762	$664
RevPAR(2)	$635	$523	$691	$580

One&Only Maldives at Reethi Rah(4):
Occupancy	68%	58%	78%	58%
ADR(1)	$736	$193	$821	$193
RevPAR(2)	$500	$112	$637	$112

Management believes that the results of operations in the destination resort and luxury hotel industry are best explained by three key performance measures: occupancy, average daily rate (“ADR”) and revenue per available room (“RevPAR”). These measures are influenced by a variety of factors including national, regional and local economic conditions, changes in travel patterns and the degree of competition with other destination resorts, luxury hotels and product offerings within the travel and leisure industry. The demand for accommodations at our resorts may also be affected by normal recurring seasonal patterns.

(1)	ADR represents room revenue divided by the total number of room nights occupied.

(2)	RevPAR represents room revenue divided by the total number of room nights available.

(3)
One&Only Resorts represents the consolidated results of the seven properties that the Company markets under its One&Only brand: One&Only Ocean Club, One&Only Palmilla, One&Only Le Saint Geran, One&Only Le Touessrok, One&Only Kanuhura, One&Only Maldives at Reethi Rah and One&Only Royal Mirage.

(4)	One&Only Maldives at Reethi Rah commenced operations on May 1, 2005.